July 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Scott Anderegg

Gambling.com Group Ltd.

Amendment No. 2 to Registration Statement on Form F-1

Filed July 12, 2021

File No. 333-257403

CIK No. 0001839799

Dear Mr. Anderegg:

On behalf of our client, Gambling.com Group Ltd. (the “Company”), we hereby submit this letter in response to the comment (the “Comment”) from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated July 14, 2021 with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1, as filed July 12, 2021.

The Company has revised the Registration Statement in response to the Comment and is filing concurrently with this letter the Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, we have retyped the Comment (displayed in bold) below, with the Company’s responses set forth immediately below the Comment. All references to page numbers and captions (other than those in the Comment) correspond to pages and captions in the Registration Statement.

Recent Developments, page 9

1. We note your statement in your disclosure that your “actual results may differ materially from these estimates due...” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised disclosures on page 9 of the Registration Statement.

* * *

Securities and Exchange Commission

Gambling.com Group Limited

July 14, 2021

The Company welcomes any questions you may have and thank you for your attention to the Company’s filings. The Company requests that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to John R. Vetterli at (212) 819-8816 or Jessica Y. Chen at (212) 819-8503.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Mr. Charles Gillespie, Chief Executive Officer, Gambling.com Group Ltd.